

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2010

Mervin Dunn
President and Chief Executive Officer
Commercial Vehicle Group, Inc.
7800 Walton Parkway
New Albany, OH 43054

> **Re: Commercial Vehicle Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 2, 2010**
> **File No. 001-34365**

Dear Mr. Dunn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Risk Factors, page 19

1. Please confirm that in future filings you will remove the last two sentences from the first paragraph and the last sentence from the second paragraph of this section. You should disclose all known material risks in this section.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 13

Compensation Structure, page 14

2. We note your disclosure on page 14 that you maintain a compensation philosophy that targets overall compensation for key executives between the 50th and 75th percentile of overall compensation paid to similarly situated executive officers in general manufacturing companies of comparable size. Please confirm that in future filings you will identify the companies to which you benchmark.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director